UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                     .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 31, 2008

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

Mizuho Financial Group, Inc.

The following is an English translation of excerpt regarding Basel II capital adequacy disclosure set forth in our Japanese language disclosure material published in January 2008. The capital adequacy disclosure and other financial information included herein are based on Japanese GAAP pursuant to Japanese regulatory requirements.

In this report, “we,” “us,” and “our” refer to Mizuho Financial Group, Inc. and, unless the context indicates otherwise, its consolidated subsidiaries. “Mizuho Financial Group” refers to Mizuho Financial Group, Inc.

Status of Capital Adequacy

Capital adequacy ratio highlights
■ Capital adequacy ratio highlights	2

Status of Mizuho Financial Group’s Consolidated Capital Adequacy

■ Consolidated capital adequacy ratio	3
(1) Summary table of consolidated capital adequacy ratios (BIS Standard)

■ Risk-based Capital	13
(2) Required capital by portfolio classification

■ Credit risk	14
(3) Credit risk exposure, etc.

■ Methods for credit risk mitigation	20
(4) Credit risk mitigation by portfolio classification

■ Counterparty risk in derivatives transactions	21
(5) Status of counterparty risk in derivatives transactions

■ Securitization exposure	22
(6) Quantitative disclosure items for securitization exposure

■ Market Risk	25

■ Equities exposure in banking book	26
(7) Status of equities exposure in banking book

Mizuho Financial Group, Inc.

Capital adequacy ratio highlights

The new capital adequacy framework (“Basel II”) that was under consideration by the Basel Committee on Banking Supervision became effective in the fiscal year ended March 31, 2007. Substantial changes have been made to the method for calculating capital adequacy ratios compared to the previous framework, such as the refinements in calculating credit risk-weighted assets and inclusion of operational risk.

In Japan, disclosure of information is required for the items set forth in “The Matters Separately Prescribed by the Financial Services Agency Regarding Capital Adequacy Conditions, etc., pursuant to Article 19-2, Paragraph 1, Item 5, Subsection 4, etc., of the Ordinance for Enforcement of Banking Law (Ministry of Finance Ordinance Number 10 of 1982)” (FSA Notice Number 15 of 2007). We do not provide figures for the six months ended September 30, 2006, a period with respect to which Basel II was not yet applicable, because we have not made the calculations pursuant to FSA Notice Number 19 or 20 of 2006.

■ Capital adequacy ratio highlights

Mizuho Financial Group (Consolidated)	(Billions of yen)
	As of September 30, 2007 (Basel II basis)	(Reference) As of September 30, 2007 (Basel I basis)
Consolidated capital adequacy ratio (BIS standard)	11.80%	10.90%
Tier 1 capital ratio	6.97%	6.03%

Tier 1 capital	4,918.7	4,931.2
Tier 2 capital	3,720.8	4,098.1
Deductions for total risk-based capital	316.7	125.3

Total risk-based capital	8,322.8	8,904.1

Risk-weighted assets	70,525.1	81,674.3

(Reference)Mizuho Corporate Bank (Consolidated)	(Billions of yen)
	As of September 30, 2007 (Basel II basis)	(Reference) As of September 30, 2007 (Basel I basis)
Consolidated capital adequacy ratio (BIS standard)	13.05%	11.99%
Tier 1 capital ratio	8.55%	7.44%

Tier 1 capital	3,284.0	3,286.4
Tier 2 capital	2,002.3	2,106.6
Deductions for total risk-based capital	276.3	98.2

Total risk-based capital	5,009.9	5,294.8

Risk-weighted assets	38,389.4	44,156.6

Mizuho Corporate Bank (Non-consolidated)	(Billions of yen)
	As of September 30, 2007 (Basel II basis)	(Reference) As of September 30, 2007 (Basel I basis)
Non-consolidated capital adequacy ratio (BIS standard)	14.42%	13.26%
Tier 1 capital ratio	8.84%	7.79%

Tier 1 capital	3,153.8	3,157.0
Tier 2 capital	2,140.1	2,240.1
Deductions for total risk-based capital	151.7	21.2

Total risk-based capital	5,142.3	5,375.9

Risk-weighted assets	35,644.0	40,515.3

Mizuho Bank (Consolidated)	(Billions of yen)
	As of September 30, 2007 (Basel II basis)	(Reference) As of September 30, 2007 (Basel I basis)
Consolidated capital adequacy ratio (Domestic standard)	12.25%	10.46%
Tier 1 capital ratio	7.60%	6.13%

Tier 1 capital	2,122.1	2,128.1
Tier 2 capital	1,346.8	1,538.1
Deductions for total risk-based capital	48.2	35.0

Total risk-based capital	3,420.7	3,631.3

Risk-weighted assets	27,913.5	34,684.7

(Reference) Consolidated capital adequacy ratio (BIS standard)	11.99%	11.05%

Mizuho Bank (Non-consolidated)	(Billions of yen)
	As of September 30, 2007 (Basel II basis)	(Reference) As of September 30, 2007 (Basel I basis)
Non-consolidated capital adequacy ratio (Domestic standard)	12.10%	10.31%
Tier 1 capital ratio	7.46%	5.91%

Tier 1 capital	1,984.7	2,028.6
Tier 2 capital	1,321.8	1,535.5
Deductions for total risk-based capital	89.1	27.3

Total risk-based capital	3,217.3	3,536.8

Risk-weighted assets	26,577.8	34,279.9

(Reference) Non-consolidated capital adequacy ratio (BIS standard)	11.81%	10.78%

Mizuho Financial Group, Inc.

Status of Mizuho Financial Group’s Consolidated Capital Adequacy

■	Consolidated capital adequacy ratio

(1) Summary table of consolidated capital adequacy ratio (BIS Standard)

			(Billions of yen)
			As of September 30, 2007
Tier 1 capital	Common stock and preferred stock		1,540.9

	Non-cumulative perpetual preferred stock		—

	Advance payment for new shares		—
	Capital surplus		411.0
	Retained earnings		1,490.6
	Less: Treasury stock		2.4
	Advance payment for treasury stock		—
	Less: Dividends (estimate), etc		—
	Less: Unrealized losses on other securities		—
	Foreign currency translation adjustments		(36.7)
	Rights to acquire new shares		—

	Minority interest in consolidated subsidiaries		1,527.7

	Preferred securities issued by overseas SPCs		1,314.0

	Less: Goodwill equivalent		—
	Less: Intangible fixed assets recognized as a result of a merger		—
	Less: Capital increase due to securitization transactions		12.5
	Less: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach		—
	Total of Tier 1 capital before deduction of deferred tax assets (total of above items)		4,918.7
	Deduction for deferred tax assets		—

	Total	(A)	4,918.7

	Preferred securities with a step-up interest rate provision	(B)	416.0
	Ratio to Tier 1 = (B) / (A) X 100		8.45%

Tier 2 capital	45% of unrealized gains on other securities		842.3
	45% of revaluation reserve for land		114.4
	General reserve for possible losses on loans		6.5
	Excess of eligible reserves relative to expected losses by banks adopting internal ratings-based approach		63.2

	Debt capital, etc.		2,694.2

	Perpetual subordinated debt and other debt capital		691.9
	Dated subordinated debt and redeemable preferred stock		2,002.2

	Total		3,720.8

	Tier 2 capital included as qualifying capital	(C)	3,720.8

Tier 3 capital	Short-term subordinated debt		—

	Tier 3 capital included as qualifying capital	(D)	—

Deductions for total risk-based capital	Deductions for total risk-based capital	(E)	316.7

Total risk-based capital	(A) + (C) + (D) – (E)	(F)	8,322.8

Risk-weighted Assets	Credit risk assets	(G)	61,662.8

	On-balance-sheet items		49,915.3
	Off-balance-sheet items		11,747.5

	Market risk equivalent assets [(I)/8%]	(H)	2,680.2
	(Reference) Market risk equivalent	(I)	214.4
	Operational risk equivalent assets [(K)/8%]	(J)	3,905.5
	(Reference) Operational risk equivalent	(K)	312.4
	Adjusted floor amount	(L)	2,276.5

	Total [(G) + (H) + (J) + (L)]	(M)	70,525.1

Consolidated capital adequacy ratio (BIS standard) = (F) / (M) X 100			11.80%

Tier 1 capital ratio = (A) / (M) X 100			6.97%

Mizuho Financial Group, Inc.

Notes:

1.      The above are based on the BIS standard applied on a consolidated basis following the Standards for Determining the Status of Capital Adequacy in consideration of assets held by a bank holding company and by its subsidiaries, in accordance with Banking Law Article 52-25 (FSA Notice No. 20 of 2006 (the “Notice”)).

2. Because we cannot break down its common stock and preferred stock according to classes of stock, no value for non-cumulative perpetual preferred stock is separately stated from capital.

3.      In calculating the consolidated capital adequacy ratio, we underwent an examination following the procedures agreed with the certified public accountant, on the basis of “Treatment in implementing examination by agreed-upon procedures for calculating capital adequacy ratio” (Industry Committee Report No. 30 of the Japanese Institute of Certified Public Accountants). Note that this is not a part of the accounting audit performed on our consolidated financial statements.

4.      The amount of net deferred tax assets as of September 30, 2007 was ¥311.3 billion, and the maximum amount of deferred tax assets that can record without diminishing the amount of Tier 1 capital for the purpose of calculating capital adequacy ratios was ¥1,475.6 billion.

5.      The “adjusted floor amount” is the amount obtained by multiplying (i) 12.5 to (ii) the excess of the required capital under Basel I multiplied by the rate prescribed in the Notice over the required capital under Basel II. Because the amount derived by multiplying the required capital under Basel I by the rate prescribed in the Notice exceeded the required capital under Basel II, the excess was added to risk-weighted assets.

6.      Among our group companies that are subject to the calculation of consolidated capital adequacy ratio pursuant to Article 3 of the Notice, 137 companies are consolidated subsidiaries. There is no company that is subject to the deductible items set forth in Article 8, Paragraph 1, Item 2, Subparagraph 1 through 3 of the Notice.

Mizuho Financial Group, Inc.

Summary of preferred securities

We have included each of the following preferred securities issued by our overseas special purpose companies and the various preferred securities issued by the overseas special purpose companies of Mizuho Corporate Bank, Ltd. (Mizuho Preferred Capital Company L.L.C. and Mizuho JGB Investment L.L.C.), our consolidated subsidiary, as Tier 1 capital for the purposes of our consolidated capital adequacy ratios.

Preferred securities issued by SPCs of Mizuho Financial Group

Issuer	Mizuho Preferred Capital (Cayman) Limited (“MPC,” and the preferred securities described below are referred to as the “MPC Preferred Securities.”)	Mizuho Preferred Capital (Cayman) 1 Limited (as “MPC1,” and the preferred securities described below are referred to as the “MPC1 Preferred Securities.”)

Type of securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities

Mandatory redemption date	None	None

Optional redemption	Optionally redeemable on each dividend payment date falling in or after June 2009 (subject to prior approval from regulatory authorities)	Optionally redeemable on each dividend payment date falling in or after June 2012 (subject to prior approval from regulatory authorities)

Dividends	Floating dividend rate (No dividend rate step-up. As stated in “Dividend suspension events” below, dividend payments that are suspended are non-cumulative.)	Floating dividend rate (No dividend rate step-up. As stated in “Dividend suspension events” below, dividend payments that are suspended are non-cumulative.)

Dividend payment date	Last business day of June in each year	Last business day of June in each year

Total amount issued	¥176.0 billion	¥171.0 billion

Issue date	March 15, 1999	February 14, 2002

Dividend suspension events

If any of the following events arise, dividend payments are suspended on a non-cumulative basis:

(1)    when Mizuho Financial Group issues to MPC a Loss Absorption Certificate(1);

(2)    when dividends on Mizuho Financial Group’s Preferred Stock(2) are suspended;

(3)    when Mizuho Financial Group issues to MPC a Distributable Amounts Limitation Certificate(4) stating that there are no Available Distributable Amounts(3); and

(4)    when the dividend payment date is not a Mandatory Dividend Payment Date(5), and Mizuho Financial Group issues to MPC a dividend instruction instructing it not to pay any dividends on such dividend payment date.

If any of the following events arise, dividend payments are suspended on a non-cumulative basis:

(1)    when Mizuho Financial Group issues to MPC1 a Loss Absorption Certificate(1);

(2)    when dividends on Mizuho Financial Group’s Preferred Stock(2) are suspended;

(3)    when Mizuho Financial Group issues to MPC1 a Distributable Amounts Limitation Certificate(4) stating that there are no Available Distributable Amounts(3); and

(4)    when the dividend payment date is not a Mandatory Dividend Payment Date(5), and Mizuho Financial Group issues to MPC1 a dividend instruction instructing it not to pay any dividends on such dividend payment date.

Mandatory dividend event	If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, full dividends must be paid on Parity Preferred Securities(6) in June of the calendar year in which such fiscal year ends. However, it is subject to the following conditions: (1) no Loss Absorption Certificate(1) has been issued; (2) no preferred stock dividend limitation has arisen with respect thereto (partial dividend payments are made to the extent applicable); and (3) no Distributable Amounts Limitation Certificate(4) has been issued with respect thereto (partial dividends are paid to the extent applicable).	If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, full dividends must be paid on Parity Preferred Securities(6) in June of the calendar year in which such fiscal year ends. However, it is subject to the following conditions: (1) no Loss Absorption Certificate(1) has been issued; (2) no preferred stock dividend limitation has arisen with respect thereto (partial dividend payments are made to the extent applicable); and (3) no Distributable Amounts Limitation Certificate(4) has been issued with respect thereto (partial dividends are paid to the extent applicable).

Distributable amounts limitation	When Mizuho Financial Group issues a Distributable Amounts Limitation Certificate(4) to MPC, dividends are limited to the Available Distributable Amounts(3).	When Mizuho Financial Group issues a Distributable Amounts Limitation Certificate(4) to MPC1, dividends are limited to the Available Distributable Amounts(3).

Dividend limitations	When dividends on Mizuho Financial Group’s Preferred Stock(2) are reduced, dividends on Parity Preferred Securities(6) are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(2) are reduced, dividends on Parity Preferred Securities(6) are also reduced by an equal percentage.

Claims on residual assets	Same priority as Mizuho Financial Group’s Preferred Stock(2)	Same priority as Mizuho Financial Group’s Preferred Stock(2)

Mizuho Financial Group, Inc.

Issuer	Mizuho Preferred Capital (Cayman) 5 Limited (“MPC5,” and the preferred securities described below are referred to as the “MPC5 Preferred Securities.”)	Mizuho Preferred Capital (Cayman) 6 Limited (“MPC6,” and the preferred securities described below are referred to as the “MPC6 Preferred Securities.”)	Mizuho Preferred Capital (Cayman) 7 Limited (“MPC7,” and the preferred securities described below are referred to as the “MPC7 Preferred Securities.”)

Type of securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities

Mandatory redemption date	None	None	None

Optional redemption	Optionally redeemable on each dividend payment date falling in or after June 2008 (subject to prior approval from regulatory authorities)	Optionally redeemable on each dividend payment date falling in or after June 2008 (subject to prior approval from regulatory authorities)	Optionally redeemable on each dividend payment date falling in or after June 2008 (subject to prior approval from regulatory authorities)

Dividends	Floating dividend rate (A 100 basis point step-up dividend rate is applied beginning the dividend payment date falling in June 2013.) (As stated in “Dividend suspension events” below, dividend payments that are suspended are non-cumulative.)	Floating dividend rate for both Series A and Series B (A 100 basis point step-up dividend rate is applied beginning the dividend payment date falling in June 2013.) (As stated in “Dividend suspension events” below, dividend payments that are suspended are non-cumulative.)	Floating dividend rate (A 100 basis point step-up dividend rate is applied beginning the dividend payment date falling in June 2013.) (As stated in “Dividend suspension events” below, dividend payments that are suspended are non-cumulative.)

Dividend payment date	Last business day of June in each year	Last business day of June in each year	Last business day of June in each year

Total amount issued	¥45.5 billion	Series A: ¥19.5 billion Series B: ¥ 2.5 billion	¥51.0 billion

Issue Date	August 9, 2002	Series A: August 9, 2002 Series B: August 30, 2002	August 30, 2002

Dividend suspension events

If any of the following events arise, dividend payments are suspended on a non-cumulative basis:

(1)    when Mizuho Financial Group issues to MPC5 a Loss Absorption Certificate(1);

(2)    when dividends on Mizuho Financial Group’s Preferred Stock(2) are suspended;

(3)    when Mizuho Financial Group issues to MPC5 a Distributable Amounts Limitation Certificate(4) stating that there are no Available Distributable Amounts(3); and

(4)    when the dividend payment date is not a Mandatory Dividend Payment Date(5), and Mizuho Financial Group issues to MPC5 a dividend instruction instructing it not to pay any dividends on such dividend payment date.

If any of the following events arise, dividend payments are suspended on a non-cumulative basis:

(1)    when Mizuho Financial Group issues to MPC6 a Loss Absorption Certificate(1);

(2)    when dividends on Mizuho Financial Group’s Preferred Stock(2) are suspended;

(3)    when Mizuho Financial Group issues to MPC6 a Distributable Amounts Limitation Certificate(4) stating that there are no Available Distributable Amounts(3); and

(4)    when the dividend payment date is not a Mandatory Dividend Payment Date(5), and Mizuho Financial Group issues to MPC6 a dividend instruction instructing it not to pay any dividends on such dividend payment date.

If any of the following events arise, dividend payments are suspended on a non-cumulative basis:

(1)    when Mizuho Financial Group issues to MPC7 a Loss Absorption Certificate(1);

(2)    when dividends on Mizuho Financial Group’s Preferred Stock(2) are suspended;

(3)    when Mizuho Financial Group issues to MPC7 a Distributable Amounts Limitation Certificate(4) stating that there are no Available Distributable Amounts(3); and

(4)    when the dividend payment date is not a Mandatory Dividend Payment Date(5), and Mizuho Financial Group issues to MPC7 a dividend instruction instructing it not to pay any dividends on such dividend payment date.

Mizuho Financial Group, Inc.

Mandatory dividend event	If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, full dividends must be paid on Parity Preferred Securities(6) in June of the calendar year in which such fiscal year ends. However, it is subject to the following conditions: (1) no Loss Absorption Certificate(1) has been issued; (2) no preferred stock dividend limitation has arisen with respect thereto (partial dividend payments are made to the extent applicable); and (3) no Distributable Amounts Limitation Certificate(4) has been issued with respect thereto (partial dividend payments are made to the extent applicable).	If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, full dividends must be paid on Parity Preferred Securities(6) in June of the calendar year in which such fiscal year ends. However, it is subject to the following conditions: (1) no Loss Absorption Certificate(1) has been issued; (2) no preferred stock dividend limitation has arisen with respect thereto (partial dividend payments are made to the extent applicable); and (3) no Distributable Amounts Limitation Certificate(4) has been issued with respect thereto (partial dividend payments are made to the extent applicable).	If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, full dividends must be paid on Parity Preferred Securities(6) in June of the calendar year in which such fiscal year ends. However, it is subject to the following conditions: (1) no Loss Absorption Certificate (1) has been issued; (2) no preferred stock dividend limitation has arisen with respect thereto (partial dividend payments are made to the extent applicable); and (3) no Distributable Amounts Limitation Certificate(4) has been issued with respect thereto (partial dividend payments are made to the extent applicable).

Distributable amounts limitation	When Mizuho Financial Group issues a Distributable Amounts Limitation Certificate(4) to MPC5, dividends are limited to the Available Distributable Amounts(3).	When Mizuho Financial Group issues a Distributable Amounts Limitation Certificate(4) to MPC6, dividends are limited to the Available Distributable Amounts(3).	When Mizuho Financial Group issues a Distributable Amounts Limitation certificate(4) to MPC7, dividends are limited to the Available Distributable Amounts(3).

Dividend limitation	When dividends on Mizuho Financial Group’s Preferred Stock(2) are reduced, dividends on Parity Preferred Securities(6) are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(2) are reduced, dividends on Parity Preferred Securities(6) are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(2) are reduced, dividends on Parity Preferred Securities(6) are also reduced by an equal percentage.

Claims on residual assets	Same priority as Mizuho Financial Group’s Preferred Stock(2)	Same priority as Mizuho Financial Group’s Preferred Stock(2)	Same priority as Mizuho Financial Group’s Preferred Stock(2)

Mizuho Financial Group, Inc.

Issuer	Mizuho Capital Investment (USD) 1 Limited (“MCI (USD) 1,” and the preferred securities described below are referred to as “MCI (USD) 1 Preferred Securities.”)	Mizuho Capital Investment (EUR) 1 Limited (“MCI (EUR) 1,” and the preferred securities described below are referred to as “MCI (EUR) 1 Preferred Securities.”)	Mizuho Capital Investment (JPY) 1 Limited (“MCI (JPY) 1,” and the preferred securities described below are referred to as “MCI (JPY) 1 Preferred Securities.”)

Type of securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities

Mandatory redemption date	None	None	None

Optional redemption	Starting from the dividend payment date falling in June 2016, optionally redeemable on each dividend payment date in five-year intervals (subject to prior approval from regulatory authorities)	Starting from the dividend payment date falling in June 2011, optionally redeemable on each dividend payment date in five-year intervals (subject to prior approval from regulatory authorities)	Starting from the dividend payment date falling in June 2016, optionally redeemable on each dividend payment date in five-year intervals (subject to prior approval from regulatory authorities)

Dividends	Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2016. Dividend payments that are suspended are non-cumulative.)	Fixed dividend rate for the first five years (although a floating dividend rate is applied with respect to dividend payment dates after June 2011. Dividend payments that are suspended are non-cumulative.)	Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2016. Dividend payments that are suspended are non-cumulative.)

Dividend payment date	June 30th and December 30th of each year	June 30th of each year until June 2011, and June 30th and December 30th of each year thereafter	June 30th and December 30th of each year

Total amount issued	US$600 million	€500 million	¥400 billion

Issue date	March 13, 2006	March 13, 2006	January 12, 2007

Dividend suspension events

(Mandatory dividend suspension or reduction event)

(1)    When a Liquidation Event(7), Reorganization Event(8), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;

(2)    when Mizuho Financial Group’s Available Distributable Amounts(11) is insufficient, or dividends on its preferred stock are suspended or reduced;

         (Optional dividend suspension or reduction event)

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments

on the MCI (USD) 1 Preferred Securities, and Mizuho Financial Group issues a dividend suspension notice to MCI (USD) 1; and

(4)    when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (USD) 1.

(Mandatory dividend suspension or reduction event)

(1)    When a Liquidation Event(7), Reorganization Event(8), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;

(2)    when Mizuho Financial Group’s Available Distributable Amounts(12) is insufficient, or dividends on its preferred stock are suspended or reduced;

         (Optional dividend suspension or reduction event)

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (EUR) 1

          Preferred Securities, and Mizuho Financial Group issues a dividend suspension notice to MCI (EUR) 1; and

(4)    when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (EUR) 1.

(Mandatory dividend suspension or reduction event)

(1)    When a Liquidation Event(7), Reorganization Event(8), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;

(2)    when Mizuho Financial Group’s Available Distributable Amounts(14) is insufficient, or dividends on its preferred stock are suspended or reduced;

         (Optional dividend suspension or reduction event)

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments

on the MCI (JPY) 1 Preferred Securities and when Mizuho Financial Group issues a dividend suspension notice to MCI (JPY) 1; and

(4)    when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (JPY) 1.

Mizuho Financial Group, Inc.

Mandatory dividend event

If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, dividend payments for the full amount of MCI (USD) 1 Preferred Securities must be made on the dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, dividend payments for the full amount of MCI (EUR) 1 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

If Mizuho Financial Group pays any dividends on its common stock to holders of record as of a prescribed record date in the immediately preceding fiscal year, dividend payments for the full amount of MCI (JPY) 1 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

Distributable amounts limitation	Dividends for the MCI (USD) 1 preferred securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(11) .	Dividends for the MCI (EUR) 1 preferred securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(12) .	Dividends for the MCI (JPY) 1 preferred securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(14) .

Dividend limitations	When dividends on Mizuho Financial Group’s Preferred Stock(13) are reduced, dividends on MCI (USD) 1 Preferred Securities are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(13) are reduced, dividends on MCI (EUR) 1 Preferred Securities are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(13) are reduced, dividends on MCI (JPY) 1 Preferred securities are also reduced by an equal percentage.

Claims for residual assets	Same priority as Mizuho Financial Group’s Preferred Stock(13)	Same priority as Mizuho Financial Group’s Preferred Stock(13)	Same priority as Mizuho Financial Group’s Preferred Stock(13)

Notes: (1)	Loss Absorption Certificate
Refers to a certificate that Mizuho Financial Group delivers to the issuer (in case of the loss absorption event set forth in clause (iv) below, the issuance thereof is at our discretion) upon any of the following events with respect to Mizuho Financial Group: (i) liquidation event that shall be deemed to occur where a liquidation proceeding is commenced by or against Mizuho Financial Group or a competent court in Japan shall have (a) adjudicated Mizuho Financial Group to be subject to bankruptcy proceedings or (b) approved a preparation of a reorganization plan for abolishment of all business of Mizuho Financial Group; (ii) reorganization event that shall be deemed to occur if a competent court in Japan shall have adjudicated (a) the commencement of a corporate reorganization proceeding of Mizuho Financial Group under the Corporate Reorganization Law or (b) the commencement of a civil rehabilitation proceeding of Mizuho Financial Group under the Civil Rehabilitation Law; (iii) governmental action that shall be deemed to occur if the government authority in Japan (a) publicly declares Mizuho Financial Group is not able to pay its debts as they become due, (b) publicly declares Mizuho Financial Group’s liabilities exceed its assets, (c) publicly declares Mizuho Financial Group to be under public management or (d) issues an order that Mizuho Financial Group be transferred to a third party; (iv) inadequate ratio event that shall be deemed to occur if capital adequacy ratio or Tier 1 capital ratio fails to meet the minimum requirement or would fall short as a result of a dividend payment on the relevant preferred securities; (v) default event that shall be deemed to occur if Mizuho Financial Group is not able to pay its debts as they become due or would not be able to do so as a result of a dividend payment on the relevant preferred securities; or (vi) insolvency event shall be deemed to occur if the liabilities of Mizuho Financial Group exceeds its assets or would exceed its assets as a result of a dividend payment on the relevant preferred securities.

(2)

Preferred Stock

Refers to preferred stock of Mizuho Financial Group qualifying as Tier 1 capital and ranking most senior compared to other preferred stock of Mizuho Financial Group as to dividend payments. It includes such preferred stocks that are issued in the future.

(3)	Available Distributable Amounts
Refers to the maximum amount available for dividends (“Distributable Amounts”) calculated based on the immediately preceding fiscal year’s financial statements, less the aggregate amount of dividends paid previously during the current fiscal year and scheduled to be paid thereafter in respect of such fiscal year in respect of any Preferred Stock (provided that each interim dividend payment on Preferred Stock to be paid during such current Fiscal Year shall be excluded in calculating Available Distributable Amounts). Notwithstanding the foregoing, if there are securities issued by a company other than Mizuho Financial Group of which the rights to dividends and the rights at the time of liquidation, etc., are determined by reference to the financial condition and results of operation of Mizuho Financial Group and which rank, in relation to MPC (with respect to the columns for MPC1, MPC5, MPC6 and MPC7, “MPC” refers to MPC1, MPC5, MPC6 and MPC7, respectively), equal in point of subordination as the Parity Preferred Securities (“Parallel Preferred Securities”), the Available Distributable Amounts are adjusted as follows:

Available Distributable Amounts after the adjustment = Available Distributable Amounts x (Total of full dividend payment amount for Parity Preferred Securities in such fiscal year) / (Total of full dividend payment amount for Parity Preferred Securities in such fiscal year + Total amount of full dividend payment amount for Parallel Securities in such fiscal year)

Mizuho Financial Group, Inc.

(4)	Distributable Amounts Limitation Certificate
Refers to a certificate issued by Mizuho Financial Group on or before the annual general meeting of shareholders to issuers if Available Distributable Amounts falls short of total dividends to be paid on the dividend payment date, which shall set forth the Available Distributable Amounts of such fiscal year.

(5)	Mandatory Dividend Payment Date
Refers to a dividend payment date in June of a calendar year when a fiscal year of Mizuho Financial Group ends with respect to which it paid dividends on its common stock.

(6)	Parity Preferred Securities
Refers to the collective designation for preferred securities and MPC Preferred Securities issued by MPC (with respect to the columns for MPC1, MPC5, MPC6 and MPC7, “MPC” refers to MPC1, MPC5, MPC6 and MPC7, respectively) which are perpetual and the dividend payment dates and the use of proceeds are the same as that of the relevant MPC Preferred Securities (or MPC1 Preferred Securities, MPC5 Preferred Securities, MPC6 Preferred Securities or MPC7 Preferred Securities, as the case may be). (In the case of MPC6, for example, Parity Preferred Securities are the collective designation that includes Series A, Series B as well as other preferred securities that satisfy the above conditions if newly issued in the future.)

(7)	Liquidation Event
Shall be deemed to occur where a liquidation proceeding is commenced by or against Mizuho Financial Group or a competent court in Japan shall have (i) adjudicated Mizuho Financial Group to be subject to bankruptcy proceedings or (ii) approved a preparation of a reorganization plan for abolishment of all business of Mizuho Financial Group.

(8)	Reorganization Event
Shall be deemed to occur if a competent court in Japan shall have adjudicated (i) the commencement of a corporate reorganization proceeding of Mizuho Financial Group under the Corporate Reorganization Law or (ii) the commencement of a civil rehabilitation proceeding of Mizuho Financial Group under the Civil Rehabilitation Law.

(9)	Insolvency Event
Shall be deemed to occur if (i) Mizuho Financial Group is not able to pay its debts as they become due or would not be able to do so as a result of a dividend payment on the relevant preferred securities, or (ii) if the liabilities of Mizuho Financial Group exceeds its assets or would exceed its assets as a result of a dividend payment on the relevant preferred securities.

(10)	Governmental Action
Shall be deemed to occur if the government authority in Japan (i) publicly declares Mizuho Financial Group is not able to pay its debts as they become due, (ii) publicly declares Mizuho Financial Group’s liabilities exceed its assets, (iii) publicly declares Mizuho Financial Group to be under public management or (iv) issues an order that Mizuho Financial Group be transferred to a third party.

(11)	Available Distributable Amounts for MCI (USD) 1 Preferred Securities

(i) Amount available in June
Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (USD) 1 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (USD) 1 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (USD) 1 Preferred Securities.

(ii) Amount available in December
Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (USD) 1 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date falling in June, pro-rated between full dividends on MCI (USD) 1 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (USD) 1 Preferred Securities falling in June up to the dividend payment date falling in December.

Mizuho Financial Group, Inc.

(12)	Available Distributable Amounts for MCI (EUR) 1 Preferred Securities

(Up to the dividend payment date falling in June 2011)
Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), pro-rated between the full dividend payment amount on MCI (EUR) 1 Preferred Securities and the full dividend payment amount on preferred securities for the then current fiscal year that are equivalently subordinated in nature with MCI (EUR) 1 Preferred Securities (“Equivalent Securities”).

(From the dividend payment date falling in December 2011)

(i) Amount available in June
Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), pro-rated between the full dividend payment amount on MCI (EUR) 1 Preferred Securities and the full dividend amount on Equivalent Securities to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (EUR) 1 Preferred Securities.

(ii) Amount available in December
Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Sock(13) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (EUR) 1 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date falling in June, pro-rated between full dividends on MCI (EUR) 1 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (EUR) 1 Preferred Securities falling in June up to the dividend payment date falling in December.

(13)	Preferred Stocks
Refers to preferred stock of Mizuho Financial Group qualifying as Tier 1 capital and ranking most senior compared to other preferred stock of Mizuho Financial Group as to dividend payments and claims to residual assets.

(14)	Available Distributable Amounts for the MCI (JPY) 1 Preferred Securities

(i) Amount available in June
Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (JPY) 1 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (JPY) 1 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (JPY) 1 Preferred Securities.

(ii) Amount available in December
Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (JPY) 1 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date in June, pro-rated between full dividends on MCI (JPY) 1 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (JPY) 1 Preferred Securities falling in June up to the dividend payment date falling in December.

Mizuho Financial Group, Inc.

Preferred securities issued by SPCs of Mizuho Corporate Bank, Ltd. (the “Bank”)

Issuer	Mizuho Preferred Capital Company L.L.C. (“MPCC,” and the preferred securities described below is referred to as “MPCC Preferred Securities”)	Mizuho JGB Investment L.L.C. (“MJI,” and the preferred securities described below is referred to as “MJI Preferred Securities”)

Type of securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities

Mandatory redemption date	None	None

Optional redemption	Optionally redeemable on each dividend payment date falling in or after June 2008 (subject to prior approval from regulatory authorities)	Optionally redeemable on each dividend payment date falling in or after June 2008 (subject to prior approval from regulatory authorities)

Dividends	Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2008. In addition, a step-up dividend rate is applied after such date. As stated in “Dividend suspension events” below, dividend payments that are suspended are non-cumulative.)	Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2008. In addition, a step-up dividend rate is applied after such date. As stated in “Dividend suspension events” below, dividend payments that are suspended are non-cumulative.)

Dividend payment date	Last business day of June and December of each year	Last business day of June and December of each year

Total amount issued	US$1.0 billion	US$1.6 billion

Issue date	February 23, 1998	March 16, 1998

Dividend suspension events

If any of the following events arise, dividend payments are suspended on a non-cumulative basis (except in the case of a mandatory dividend event described below):

(1) when the capital adequacy ratio of the Bank or its Tier 1 capital ratio fails to meet the minimum requirements and a Dividend Suspension Notice(1) has been issued regarding MPCC Preferred Securities;

(2) when a liquidation proceeding of the Bank is commenced, bankruptcy of the Bank or reorganization plan for terminating Bank’s business is approved by a competent court;

(3) when dividends on the Bank’s Preferred Stock(2) are suspended and the Bank notifies such suspension in writing or a Dividend Suspension Notice(1) is issued regarding MPCC Preferred Securities; or

(4) when dividends on the Bank’s stock are completely suspended and Dividend Suspension Notice(1) is issued on MPCC Preferred Securities.

If any of the following events arise, dividend payments are suspended on a non-cumulative basis (except in the case of a mandatory dividend event described below):

(1) when the capital adequacy ratio of the Bank or its Tier 1 capital ratio fails to meet the minimum requirements and a Dividend Suspension Notice(1) has been issued regarding MJI Preferred Securities;

(2) when a liquidation proceeding of the Bank is commenced, bankruptcy of the Bank or reorganization plan for terminating Bank’s business is approved by a competent court;

(3) when dividends on the Bank’s Preferred Stock(2) are suspended and the Bank notifies such suspension in writing or a Dividend Suspension Notice(1) is issued regarding MJI Preferred Securities; or

(4) when dividends on the Bank’s stock are completely suspended and Dividend Suspension Notice(1) is issued on MJI Preferred Securities.

Mandatory dividend event	If the Bank pays any dividends on any of its stock with respect to a fiscal year, dividend payments for the full amount of MPCC Preferred Securities must be made (except in the case described in clause (2) of dividend suspension events above) on the relevant dividend payment dates for two consecutive Dividend Periods(3) after the end of such fiscal year.	If the Bank pays any dividends on any of its stock with respect to a fiscal year, dividend payments for the full amount of MJI Preferred Securities must be made (except in the case described in clause (2) of dividend suspension events above) on the relevant dividend payment dates for two consecutive Dividend Periods(3) after the end of such fiscal year.

Distributable amounts limitation	None	None

Dividend limitations	None	None

Claims on residual assets	Same priority as the Bank’s Preferred Stock(2)	Same priority as the Bank’s Preferred Stock(2)

Notes: (1)	Dividend Suspension Notice
Refers to the notice Mizuho Preferred Capital Holding Inc. (or, in the case of MJI, Mizuho JGB Investment Holdings Inc.) , the intermediate holding company of the Issuer in the United States, delivers to the Issuer ten days or more prior to a dividend payment date stating that MPCC (or MJI) will not pay dividends on the relevant dividend payment date.

(2)	Bank’s Preferred Stock
Refers to preferred stock of the Bank qualifying as Tier 1 capital and ranking most senior compared to other preferred stock of the Bank as to dividend payments. It includes such preferred stocks that are issued in the future.

(3)	Dividend Period
Refers to periods commencing on the day after the last business day of June and continuing to the last business day of December and periods commencing on the day after the last business day of December and continuing to the last business day of June.

Mizuho Financial Group, Inc.

■ Risk-based Capital

(2) Required capital by portfolio classification

	(Billions of yen)
	As of September 30, 2007
	EAD	Required capital
Credit risk	149,834.3	6,318.3

Internal ratings-based approach	140,925.0	5,993.2
Corporate (except specialized lending)	55,261.3	3,374.9
Corporate (specialized lending)	2,666.1	256.3
Sovereign	42,376.1	79.2
Bank	8,310.1	208.3
Retail	12,934.4	542.9
Residential mortgage	10,267.3	373.9
Qualifying revolving loans	337.0	22.2
Other retail	2,330.1	146.7
Equities, etc.	6,293.1	722.1
PD/LGD approach	1,023.7	220.2
Market-based approach (simple risk weight method)	295.3	80.0
Market-based approach (internal models approach)	—	—
Transitional measure applied	4,974.0	421.7
Regarded-method exposure	1,459.9	365.0
Purchased receivables	2,704.0	138.7
Securitizations	6,927.6	145.9
Others	1,992.0	159.5

Standardized approach	8,909.3	325.0
Sovereign	3,082.0	2.9
Bank	2,545.4	44.0
Corporate	2,613.2	203.9
Residential mortgage	0.0	0.0
Securitizations	25.7	23.7
Others	642.8	50.3

Market risk	n.a.	214.4

Standardized approach	n.a.	171.5
Interest rate risk	n.a.	125.0
Equities risk	n.a.	29.9
Foreign exchange risk	n.a.	9.7
Commodities risk	n.a.	6.7

Internal models approach	n.a.	42.9

Operational risk (standardized approach)	n.a.	312.4

Total required capital (consolidated)	n.a.	5,642.0

Notes:	1. EAD: Exposure at default.

2. PD: Probability of default.

3. LGD: Loss given default.

4.      Required capital: For credit risk, the sum of (i) 8% of credit risk-weighted assets, (ii) expected losses and (iii) deduction from capital; for market risk, the market risk equivalent amount; for operational risk, the operational risk equivalent amount.

5. Total required capital (consolidated): 8% of the denominator of the capital adequacy ratio.

Mizuho Financial Group, Inc.

■ Credit Risk

(3) Credit risk exposure, etc.

We exclude regarded-method exposure and securitization exposure from the amount of credit risk exposure. The outstanding balance as of September 30, 2007 is based on exposure at default.

No significant difference exists between period-end credit risk position and the average credit risk position during the six months ended September 30, 2007.

• Status of credit risk exposure

(A) Breakdown by geographical area

	(Billions of yen)
	As of September 30, 2007
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Domestic	70,492.2	25,411.2	1,759.1	4,932.1	102,594.7

Overseas	18,167.5	7,236.1	3,152.5	1,386.4	29,942.6

Asia	3,216.5	477.5	86.9	363.6	4,144.7
Central and South America	1,768.4	8.9	122.0	7.7	1,907.2
North America	6,235.3	4,190.8	1,172.0	367.4	11,965.7
Eastern Europe	70.9	—	0.0	3.6	74.6
Western Europe	5,095.1	2,319.9	1,720.4	449.4	9,584.9
Others	1,781.0	238.9	51.0	194.3	2,265.3

Exempt portion	n.a	n.a.	n.a.	8,883.6	8,883.6

Total	88,659.7	32,647.4	4,911.7	15,202.1	141,421.0

Notes:	1. Exempt portion represents amounts calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

2. Exposure to non-Japanese residents is included in “Overseas.”

3. “Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(B) Breakdown by industry

	(Billions of yen)
	As of September 30, 2007
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Manufacturing	14,596.1	3,834.6	506.4	200.8	19,138.1
Construction	1,919.0	245.7	20.3	6.8	2,192.1
Real estate	7,643.7	499.9	32.7	92.9	8,269.3
Service industries	12,681.0	16,252.6	160.7	81.9	29,176.3
Wholesale and retail	8,257.3	961.8	553.6	455.5	10,228.3
Finance and insurance	18,488.9	3,229.9	3,349.0	3,049.5	28,117.4
Individuals	12,840.3	—	0.3	20.3	12,861.0
Other industries	12,233.1	7,622.5	288.4	2,410.4	22,554.5

Exempt portion	n.a.	n.a.	n.a	8,883.6	8,883.6

Total	88,659.7	32,647.4	4,911.7	15,202.1	141,421.0

Notes:	1. Exempt portion represents amounts calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

2. “Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

Mizuho Financial Group, Inc.

(C) Breakdown by residual contractual maturity

	(Billions of yen)
	As of September 30, 2007
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Less than one year	30,183.2	9,362.4	328.5	2,038.7	41,913.0
From one year to less than three years	11,865.6	6,198.1	2,728.0	85.9	20,877.7
From three years to less than five years	13,565.3	3,430.9	978.3	47.2	18,021.8
Five years or more	26,734.5	12,204.6	772.4	1,026.6	40,738.2
Others	6,310.9	1,451.2	104.4	3,119.9	10,986.6

Exempt portion	n.a.	n.a.	n.a.	8,883.6	8,883.6

Total	88,659.7	32,647.4	4,911.7	15,202.1	141,421.0

Notes:	1. Exempt portion represents amounts calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

2. “Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

• Status of exposure past due three months or more or in default

(D) Breakdown by geographical area

	(Billions of yen)
	As of September 30, 2007
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Domestic	1,887.5	190.8	14.9	36.6	2,129.9

Overseas	95.8	0.1	0.0	9.0	105.0

Asia	23.8	0.0	0.0	5.2	29.0
Central and South America	0.6	0.0	—	0.0	0.6
North America	31.9	—	—	0.0	31.9
Eastern Europe	0.5	—	—	—	0.5
Western Europe	33.0	—	0.0	3.8	36.8
Others	5.8	0.1	—	—	5.9

Exempt portion	n.a.	n.a.	n.a.	0.3	0.3

Total	1,983.4	190.9	14.9	46.0	2,235.3

Notes:	1. Exempt portion represents amounts calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

2. Exposure to non-Japanese residents is included in “Overseas.”

3. “Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(E) Breakdown by industry

	(Billions of yen)
	As of September 30, 2007
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Manufacturing	199.6	11.2	1.8	11.9	224.6
Construction	70.6	12.0	0.9	0.7	84.3
Real estate	315.1	0.3	0.2	0.4	316.1
Service industries	293.0	5.0	0.9	6.4	305.5
Wholesale and retail	312.7	29.5	4.4	14.1	360.9
Finance and insurance	223.2	117.9	2.5	5.8	349.5
Individuals	333.0	—	0.0	1.3	334.4
Other industries	235.8	14.8	4.0	4.6	259.3

Exempt portion	n.a.	n.a.	n.a.	0.3	0.3

Total	1,983.4	190.9	14.9	46.0	2,235.3

Notes:	1. Exempt portion represents amounts calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

2. “Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

Mizuho Financial Group, Inc.

• Status of reserves for possible losses on loans

(F) Period-end balances of reserves for possible losses on loans and changes during the six-month period

  (after partial direct write-offs)

		(Billions of yen)
		As of September 30, 2007
General reserve for possible losses on loans	Balance as of March 31, 2007	500.8
	Increase during the six-month period	447.1
	Decrease during the six-month period	500.8
	Balance as of September 30, 2007	447.1

Specific reserve for possible losses on loans	Balance as of March 31, 2007	352.3
	Increase during the six-month period	335.3
	Decrease during the six-month period	352.3
	Balance as of September 30, 2007	335.3

Reserve for possible losses on loans	Balance as of March 31, 2007	3.1
to restructuring countries	Increase during the six-month period	0.1
	Decrease during the six-month period	3.1
	Balance as of September 30, 2007	0.1

Total	Balance as of March 31, 2007	856.3
	Increase during the six-month period	782.6
	Decrease during the six-month period	856.3
	Balance as of September 30, 2007	782.6

(G) Specific reserve for possible losses on loans by geographical area and industry

	(Billions of yen)
	As of March 31, 2007	As of September 30, 2007	Change
Domestic	332.8	305.5	(27.2)
Manufacturing	15.4	15.1	(0.3)
Construction	3.2	3.8	0.5
Real estate	11.3	11.6	0.2
Service industries	16.8	79.2	62.3
Wholesale and retail	21.6	27.2	5.6
Finance and insurance	178.5	20.5	(158.0)
Individuals	64.6	54.9	(9.6)
Other industries	20.9	92.9	72.0

Overseas	15.9	25.7	9.8

Exempt portion	3.5	3.9	0.3

Total	352.3	335.3	(17.0)

Note:	Exempt portion represents amounts calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

(H) Write-offs of loans by industry

(Billions of yen)
For the six months ended September 30, 2007
Manufacturing	12.4
Construction	4.2
Real estate	0.5
Service industries	6.4
Wholesale and retail	22.3
Finance and insurance	0.2
Individuals	0.8
Other industries	14.1

Exempt portion	0.2

Total	61.7

Notes:	1. Exempt portion represents amounts calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

2. “Other industries” include overseas and non-Japanese resident portions.

Mizuho Financial Group, Inc.

• Status of exposure to which standardized approach is applied

(I) Exposure by risk weight category after applying credit risk mitigation

	(Billions of yen)
	As of September 30, 2007
	On-balance sheet	Off-balance sheet	Total
Risk weight				With external rating
0%	624.9	2,353.9	2,978.9	166.6
10%	0.1	0.0	0.1	—
20%	569.3	1,947.4	2,516.8	0.0
35%	0.0	0.0	0.0	—
50%	106.4	2.1	108.6	0.4
100%	2,548.8	730.0	3,278.8	18.6
150%	0.1	—	0.1	—
350%	—	—	—	—

Total	3,849.9	5,033.6	8,883.6	185.8

Note:	Off-balance-sheet exposure shows credit equivalent amount.

(J) Deduction from capital

(Billions of yen)
As of September 30, 2007
Deduction from capital	23.7

• Status of exposure to which the internal ratings-based approach is applied

(K) Specialized lending exposure under supervisory slotting criteria by risk weight category

(Billions of yen)
Risk weight	As of September 30, 2007
50%	155.0
70%	637.5
90%	267.0
95%	86.9
115%	89.2
120%	5.0
140%	3.6
250%	352.2

Total	1,596.7

(L) Equities exposure under simple risk weight method by risk weight category

(Billions of yen)
Risk weight	As of September 30, 2007
300%	237.3
400%	57.9

Total	295.3

Note:	Of the equities exposure under the simple risk weight method, 300% risk weight is applied for listed equities and 400% for unlisted equities.

Mizuho Financial Group, Inc.

(M) Portfolio by asset class and ratings segment (Corporate)

	(Billions of yen, except percentages)
	As of September 30, 2007
			Risk
	PD	LGD	weight
	(EAD	(EAD	(EAD
	weighted average)	weighted average)	weighted average)
					On-balance	Off-balance
	(%)	(%)	(%)	EAD	sheet	sheet
Corporate	3.86	42.91	53.31	58,666.5	43,944.0	14,722.5
Investment grade zone	0.13	42.67	32.66	31,142.0	20,303.8	10,838.2
Non-investment grade zone	1.82	42.98	81.89	25,770.0	21,957.9	3,812.1
Default	100.00	46.22	—	1,754.4	1,682.2	72.1

Sovereign	0.01	44.99	2.34	42,485.2	33,742.1	8,743.0
Investment grade zone	0.01	44.99	2.09	42,347.7	33,618.5	8,729.2
Non-investment grade zone	1.14	44.98	78.95	137.3	123.5	13.7
Default	100.00	45.00	—	0.1	0.1	—

Bank	0.23	42.53	30.45	8,569.2	3,503.0	5,066.2
Investment grade zone	0.13	42.51	28.26	8,183.8	3,289.3	4,894.4
Non-investment grade zone	1.25	42.91	77.93	381.1	209.3	171.7
Default	100.00	45.00	—	4.2	4.2	—

Equities exposure under PD/LGD approach	13.29	90.00	119.46	1,023.7	1,023.7	—
Investment grade zone	0.12	90.00	132.86	866.7	866.7	—
Non-investment grade zone	5.55	90.00	306.26	23.3	23.3	—
Default	100.00	90.00	—	133.7	133.7	—

Total	2.19	44.12	32.60	110,744.8	82,213.0	28,531.8
Investment grade zone	0.07	44.34	17.59	82,540.4	58,078.4	24,461.9
Non-investment grade zone	1.81	43.03	82.02	26,311.8	22,314.1	3,997.7
Default	100.00	49.31	—	1,892.5	1,820.3	72.1

Notes:	1. Investment grade zone includes obligor ratings A1 to B2, non-investment grade zone includes C1 to E2 (excluding E2R), and default includes E2R to H1.

2. “Corporate” does not include specialized lending exposure under supervisory slotting criteria.

(Reference) Definition of Obligor Ratings

Obligor ratings (major category)		Definition of obligor ratings	Classification
A1–A3		Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is excellent.	Investment grade zone
B1–B2		Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, hence their level of credit risk is sufficient.
C1–C3		Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
D1–D3		Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future changes in business environment is low.	Non-investment grade zone
E1		Obligors who require close watching going forward because there are problems with their borrowings, such as reduced or suspended interest payments, problems with
E2		fulfillment such as de facto postponements of principal or interest payments, or problems with their financial positions as a result of their poor or unstable business
	R*	conditions.
F1		Obligors who are not yet bankrupt but are in financial difficulties and are deemed to be very likely to go bankrupt in the future because they are finding it difficult to make progress in implementing their management improvement plans (including obligors who are receiving ongoing support from financial institutions).
G1		Obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.	Default
H1		Obligors who have already gone bankrupt, from both a legal and/or formal perspective.
*	Includes restructured loans and loans past due for three months or more.

Mizuho Financial Group, Inc.

(N) Portfolio by asset class and ratings segment (Retail)

	(Billions of yen, except percentages)
	As of September 30, 2007
			EL	Risk
	PD	LGD	default	weight					Weighted
	(EAD	(EAD	(EAD	(EAD					average of
	weighted average)	weighted average)	weighted average)	weighted average)	EAD (Billions of			Amount of undrawn	credit conversion
						On- balance	Off- balance
	(%)	(%)	(%)	(%)	yen)	sheet	sheet	commitments	factor (%)
Residential mortgage	1.63	47.89	0.44	35.07	10,267.3	9,744.6	522.6	7.0	100.00
Non-default	0.84	47.81	—	35.02	10,185.4	9,668.4	516.9	7.0	100.00
Default	100.00	58.10	54.94	41.88	81.8	76.1	5.7	—	—
Qualifying revolving loans (retail)	3.00	73.36	0.30	54.86	337.0	240.0	96.9	1,379.8	7.00
Non-default	2.62	73.33	—	54.89	335.7	238.9	96.7	1,378.1	7.00
Default	100.00	81.54	78.00	46.91	1.3	1.1	0.1	1.6	11.65
Other retail	3.81	49.96	1.30	51.83	2,330.1	2,273.6	56.5	62.2	75.80
Non-default	1.57	49.72	—	51.99	2,277.1	2,220.9	56.1	61.7	75.83
Default	100.00	60.43	57.02	45.15	53.0	52.7	0.3	0.4	71.26
Total	2.06	48.93	0.59	38.61	12,934.5	12,258.3	676.1	1,449.1	10.41
Non-default	1.02	48.82	—	38.56	12,798.2	12,128.4	669.8	1,446.9	10.39
Default	100.00	59.23	55.97	43.20	136.2	129.9	6.3	2.1	25.28

(O) Actual losses by asset class

(Billions of yen)
For the period from October 1, 2006 through September 30, 2007
Actual losses
Asset class:
Corporate	1,022.4
Bank	0.0
Sovereign	3.7
Residential mortgage	95.3
Qualifying revolving loans (retail)	5.1
Other retail	52.5

Total	1,179.5

Notes:

1.      Actual losses are the sum of tax-qualified direct write-offs, losses from sales of non-performing loans, losses from debt forgiveness, losses from debt-equity swaps, partial direct write-offs for the period from October 1, 2006 through September 30, 2007, as well as specific reserves for possible losses on loans and general reserves for possible losses on loans (for claims for special attention only) as of September 30, 2007.

2. The data of actual losses by asset class has been accumulated since the fiscal year ended March 31, 2007.

3.      Equities exposure under the PD/LGD approach is not included within the amount of actual losses because losses related thereto are not recorded as a credit-related cost and it is difficult to determine whether the losses are due to credit risk.

(P) Comparison of estimated and actual losses by asset class

	(Billions of yen)
	For the period from October 1, 2006 through September 30, 2007
	Estimated losses	Actual losses
Asset class:
Corporate	1,060.5	1,022.4
Bank	2.2	0.0
Sovereign	8.0	3.7
Residential mortgage	85.8	95.3
Qualifying revolving loans (retail)	7.4	5.1
Other retail	50.1	52.5

Total	1,214.3	1,179.5

Notes:	1. Estimated losses are expected losses as of September30, 2007.

2. We began estimating expected losses by asset class from September 30, 2007.

3.      Actual losses are the sum of tax-qualified direct write-offs, losses from sales of non-performing loans, losses from debt forgiveness, losses from debt-equity swaps, partial direct write-offs for the period from October 1, 2006 through September 30, 2007, as well as specific reserves for possible losses on loans and general reserves for possible losses on loans (for claims for special attention only) as of September 30, 2007

4. The data of actual losses by asset class has been accumulated since the fiscal year ended March 31, 2007.

5.      Equities exposure under the PD/LGD approach is not included within the amount of actual losses because losses related thereto are not recorded as a credit-related cost and it is difficult to determine whether the losses are due to credit risk.

Mizuho Financial Group, Inc.

■ Methods for credit risk mitigation

(4) Credit risk mitigation by portfolio classification

The amounts of exposure to which the method of credit risk mitigation through collateral and guarantees is applied are as follows:

	(Billions of yen)
	As of September 30, 2007
	Eligible financial collateral	Other eligible IRB collateral	Guarantees	Credit derivatives	Total
Internal ratings-based approach	2,766.8	4,431.8	3,118.1	613.8	10,930.7
Corporate	2,239.0	4,317.0	1,499.2	613.8	8,669.1
Sovereign	0.2	28.9	562.8	—	591.9
Bank	493.8	4.6	206.2	—	704.7
Retail	33.7	81.2	849.9	—	964.8
Residential mortgage	—	—	343.6	—	343.6
Qualifying revolving loans	—	—	1.1	—	1.1
Other retail	33.7	81.2	505.1	—	620.1
Others	—	—	—	—	—

Standardized approach	1,861.0	n.a.	68.0	8.0	1,937.1
Sovereign	1,845.8	n.a.	—	—	1,845.8
Bank	—	n.a.	3.1	5.7	8.8
Corporate	15.0	n.a.	64.9	0.3	80.3
Residential mortgage	—	n.a.	—	—	—
Securitizations	—	n.a.	—	1.9	1.9
Others	0.0	n.a.	—	—	0.0

Total	4,627.8	4,431.8	3,186.2	621.8	12,867.8

Mizuho Financial Group, Inc.

■ Counterparty risk in derivatives transactions

(5) Status of counterparty risk in derivatives transactions

(A) Status of derivatives transactions

	(Billions of yen)
	As of September 30, 2007
	Gross replacement cost	Gross add-on	Credit equivalent amount
Foreign exchange-related transactions	1,772.7	2,313.6	4,086.4
Interest rate-related transactions	7,151.0	5,231.0	12,382.1
Gold-related transactions	0.1	0.0	0.2
Equity-related transactions	101.3	97.2	198.6
Transactions related to precious metals (other than gold)	0.0	0.2	0.2
Other commodity-related transactions	182.6	125.1	307.8
Credit derivatives transactions	169.2	1,568.7	1,737.9

Subtotal	9,377.2	9,336.2	18,713.4

Credit equivalent of mitigation effect of close-out settlement netting contracts	n.a.	n.a.	(12,150.4)
Effect of credit risk mitigation by collateral	n.a.	n.a.	(331.4)

Total	n.a.	n.a.	6,231.5

Note: The current exposure method is used as the method of calculating credit equivalent amounts.

(B) Amounts of credit risk mitigation by type

(Billions of yen)
As of September 30, 2007
Eligible financial collateral	44.9
Other eligible IRB collateral	46.1
Guarantees, others	0.3

Total	91.4

(C) Notional amount of credit derivatives subject to credit equivalent amount calculations

		(Billions of yen)
		As of September 30, 2007
		Notional amount
Credit derivatives type:
Credit default swap	Bought	10,136.4
	Sold	9,328.7
Total return swap	Bought	—
	Sold	—
Total	Bought	10,136.4
	Sold	9,328.7

Note: Credit derivatives used for credit risk mitigation are as follows:

(Billions of yen)
As of September 30, 2007
Credit derivatives used for credit risk mitigation	1,034.2

Mizuho Financial Group, Inc.

■ Securitization exposure

(6) Quantitative disclosure items for securitization exposure

• Securitization exposure as originator

(A) Information by type of underlying asset

	(Billions of yen)
	As of, or for the six months ended, September 30, 2007
	Credit cards	Residential Mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
Conventional securitizations
Amount of underlying assets	—	336.1	—	—	42.3	22.1	—	400.6
Default exposure	—	2.8	—	—	1.4	—	—	4.2
Losses during the six-month period	—	0.3	—	—	0.2	—	—	0.5
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—

Exposure related to synthetic securitizations
Amount of underlying assets	—	—	—	—	716.0	—	312.5	1,028.5
Default exposure	—	—	—	—	—	—	—	—
Losses during the six-month period	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	244.7	—	5.8	250.6

Notes: 1.	“Amount of underlying assets” and “Losses during the six-month period” include, in addition to exposure originated by us, exposure to assets originated by other financial institutions if they are contained in the same securitization program.

2.	“Default exposure” and “Losses during the six-month period” with respect to synthetic securitizations are based on the definition of default as set forth in the respective transactions.

3.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

4.	“Others” include transactions whose underlying assets constitute securitization exposure.

5.	“Credit cards” include shopping credit receivables, card loans, etc.

(B) Information of securitization exposure retained or purchased

–Exposure by risk weight category and underlying asset type and amount of required capital–

(Billions of yen)
	As of September 30, 2007
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total	Required capital
Risk weight
Up to 20%	—	—	—	—	594.4	3.1	299.6	897.2	5.7
Up to 50%	—	—	—	—	—	—	—	—	—
Up to 100%	—	—	—	—	—	—	—	—	—
Up to 250%	—	44.0	—	—	102.5	—	—	146.5	12.5
Up to 650%	—	—	—	—	—	—	—	—	—
Over 650%	—	—	—	—	9.6	—	12.2	21.8	0.3

Deduction from capital	—	0.0	—	—	12.7	—	0.6	13.4	10.3

Total	—	44.0	—	—	719.2	3.1	312.5	1,079.0	29.0

–Capital increase due to securitization transactions–

	(Billions of yen)
	As of September 30, 2007
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
Capital increase due to securitization transactions	—	10.1	—	—	—	—	—	10.1

–Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice–

(Billions of yen)
As of September 30, 2007
Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice	—

Mizuho Financial Group, Inc.

• Securitization exposure as sponsor of securitization programs (ABCP/ABL)

(C) Information by type of underlying asset

	(Billions of yen)
	As of, or for the six months ended, September 30, 2007
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Accounts and notes receivables	Real estate	Others	Total
Amount of underlying assets	226.5	—	97.8	290.0	669.2	—	47.3	1,331.1
Default exposure	—	—	—	6.3	23.3	—	—	29.7

Estimated loss amount related to underlying assets	9.2	—	0.1	2.1	7.3	—	0.3	19.1

Amount of exposures securitized during the six-month period	210.1	—	275.7	1,254.2	1,646.5	—	137.1	3,523.9

Notes: 1.	Securitization exposure that is acquired in the securitization of the customer’s claims other than as sponsor (in the form of asset-backed securities, trust beneficiary rights and other transferable instruments) is categorized as securitization exposure as investor.

2.	The amount of default exposure is the amount recognized as default in the calculation of capital adequacy ratio.

3.

Estimated loss amount related to underlying assets is based on the amount of the underlying assets as of the relevant date and the following parameters that are used in the calculation of capital adequacy ratio:

•   parameters used in the calculation of required capital for an underlying asset when applying the supervisory formula (e.g., PD); and

•   with respect to underlying assets classified as securitization exposure, the conservative application of risk weights used in the external rating method.

4.	Classification based on type of underlying asset is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

5.	“Credit cards” include shopping credit receivables, card loans, etc.

(D) Information of securitization exposure retained or purchased

–Exposure by risk weight category and underlying asset type and amount of required capital–

	(Billions of yen)
	As of September 30, 2007
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Accounts and notes receivables	Real estate	Others	Total	Required capital
Risk weight
Up to 20%	32.1	—	3.1	194.5	421.9	—	153.8	805.7	5.6
Up to 50%	—	—	17.3	60.0	31.6	—	47.0	156.0	4.2
Up to 100%	101.8	—	86.0	—	48.2	—	—	236.1	14.4
Up to 250%	150.0	—	—	5.7	77.7	—	—	233.5	25.6
Up to 650%	3.7	—	—	—	—	—	—	3.7	1.7
Over 650%	1.2	—	—	—	—	—	—	1.2	0.8

Deduction from capital	—	—	—	—	—	—	—	—	—

Total	288.9	—	106.5	260.3	579.5	—	200.8	1,436.3	52.6

Exposure whose underlying assets are foreign assets	282.9	—	—	48.5	75.7	—	200.8	608.0	n.a.

Note:	Securitization exposure retained or purchased includes unused portions of securitization programs that are subject to allocation of required capital.

–Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice–

(Billions of yen)
As of September 30, 2007
Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice	—

Mizuho Financial Group, Inc.

• Securitization exposure as investor

(E) Information of securitization exposure retained or purchased

–Exposure by risk weight category and underlying asset type and amount of required capital–

	(Billions of yen)
	As of September 30, 2007
Risk weight	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total	Required capital
Up to 20%	171.7	1,682.0	380.4	521.6	557.0	512.4	175.2	4,000.6	38.1
Up to 50%	2.3	19.9	—	3.1	50.9	151.7	11.5	239.6	6.5
Up to 100%	76.3	25.4	0.2	5.0	2.7	27.1	4.6	141.6	9.1
Up to 250%	—	—	—	—	—	—	—	—	—
Up to 650%	—	—	—	—	—	—	—	—	—
Over 650%	—	—	—	—	—	—	—	—	—

Deduction from capital	4.2	—	—	—	8.8	18.2	24.7	56.0	34.1

Total	254.6	1,727.4	380.6	529.8	619.5	709.6	216.1	4,437.9	88.0
Exposure whose underlying assets are foreign assets	152.7	216.6	115.0	30.2	457.9	57.5	36.5	1,066.7	n.a.

Notes: 1.	Subordinated contributions for managed collateralized loan obligations (“CLO”), etc., are included in the above table as exposure as investor even when the assets underlying those CLOs, etc., include exposures that were originated by us. Our subordinated contributions for those managed CLOs, etc., were ¥7.4 billion (treated as deduction from capital for purposes of capital adequacy ratio calculation), and our sale of assets to such managed CLOs, etc., during the fiscal year was ¥11.7 billion.

2.	Classification based on type of underlying asset is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

3.	“Credit cards” include shopping credit receivables, card loans, etc.

4.	The classification of transactions of which the underlying assets are foreign assets is conducted according to the principal underlying assets of each transaction.

5.	Disclosures are based on transactions that are subject to the calculation of the amount of credit risk-weighted assets and do not include securitization exposure related to assets recorded in our trading account.

6.	Securitization exposure retained or purchased as investor whose risk was subsequently transferred to third parties through securitizations is recorded as securitization exposure as originator.

–Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice–

(Billions of yen)
As of September 30, 2007
Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice	—

Note that, in addition to the above, within the provision of credit in the form of eligible servicer cash advance, set forth in Article 246 of the Notice, there was an undrawn portion to which no required capital is allocated.

The balance of such portion as of September 30, 2007 was ¥40.7 billion.

Mizuho Financial Group, Inc.

■ Market Risk

• Trading Activities

The following table shows VaR figures of our trading activities.

	(Billions of yen)
	For the six months ended September 30, 2006	For the fiscal year ended March 31, 2007	For the six months ended September 30, 2007
End of period	3.7	3.9	4.2
Maximum	5.5	6.5	5.5
Minimum	3.5	3.2	3.0
Average	4.4	4.3	4.2
Number of cases where assumptive losses exceeded value-at-risk during the period	0	0	0

VaR related to our trading activities is based on the following:

•	variance co-variance model for linear risk and monte-carlo simulation for non-linear risk;

•	VaR: simple aggregation of linear risk and non-linear risk;

•	confidence interval: one-tailed 99.0%;

•	holding period of one day; and

•	historical observation period of one year.

Notes:	1. Our group companies which conduct trading activities are Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking and Mizuho Securities, etc.

2.      The value-at-risk method measures the maximum possible loss that could be incurred due to market movements within a certain time period (or holding period) and degree of probability (or confidence interval).

3. In order to evaluate the effectiveness of market risk measurements calculated using the value-at-risk method, we carry out regular back tests to compare value-at-risk with assumptive losses.

• Outlier Criteria

The following table shows results of calculations under the outlier framework.

	(Billions of yen)
	Amount of loss	Broadly-defined capital	Loss ratio to capital
As of March 31, 2007	626.1	8,841.3	7.1%

As of September 30, 2007	566.4	8,322.8	6.8%
Effect of yen interest rate	266.5	—	—
Effect of dollar interest rate	262.1	—	—
Effect of euro interest rate	24.9	—	—

Notes:

1.      As part of the new capital adequacy requirements under Basel II, the losses arising from a banking book in hypothetical interest rate shock scenarios under certain stress conditions are calculated and compared with the sum of Tier I and Tier II capital. If the interest rate risk of the banking book leads to an economic value decline of more than 20% of the sum of Tier I and Tier II capital, we will be deemed an “outlier” and may be required to reduce the banking book risk or adopt other responses.

2.      For the interest rate shock scenario used in connection with the results of calculations under the outlier framework, we generate annual rate fluctuation data for five years derived from daily raw historical interest rate data of the past six years and then apply the actual fluctuation data, which show a rise in interest rates, at a 99.0% confidence level to the shock scenario.

Mizuho Financial Group, Inc.

■ Equities exposure in banking book

(7) Status of equities exposure in banking book

(A) Amounts stated in consolidated balance sheet

	(Billions of yen)
	As of September 30, 2007
	Consolidated balance sheet amount	Fair value
Exposure of listed stock, etc.	5,494.9	5,494.9
Other equities exposure	416.3	416.3

Total	5,911.3	5,911.3

Note: Above figures include only Japanese and foreign stocks.

(B) Gains and losses on sales related to equities exposure

	(Billions of yen)
	Six months ended September 30, 2007
	Gains and losses on sales
		Gains on sales	Losses on sales
Sale of equities exposure	118.8	122.0	3.1

Note: Above figures are gains and losses on sales of stocks within other ordinary income and expenses in our consolidated statement of income.

(C) Gains and losses from write-offs related to equities exposure

(Billions of yen)
Six months ended September 30, 2007
Gains and losses from write-offs
Write-offs of equities exposure	(40.0)

Note: Above figure is losses on devaluation of stocks within other expenses in our consolidated statement of income.

(D) Unrealized gains and losses recognized in the consolidated balance sheet and not recognized in the consolidated statement of income

	(Billions of yen)
	As of September 30, 2007
	Net unrealized gains
		Unrealized gains	Unrealized losses
Equities exposure	2,203.5	2,312.3	108.7

Note: Above figures include only Japanese and foreign stocks.

(E) Unrealized gains and losses not recognized in the consolidated balance sheet or in the consolidated statement of income

None.

(F) Equities exposure by portfolio classification

(Billions of yen)
As of September 30, 2007
PD/LGD approach	1,023.7
Market-based method (simple risk weight method)	295.3
Market-based method (internal models approach)	—
Transitional measure applied	4,974.0

Total	6,293.1